Global Mofy Metaverse Limited

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town
Gaobeidian Township, Chaoyang District, Beijing
People’s Republic of China

December 26, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C., 20549

Attn: Mr. Matthew Derby

Re:	Global Mofy Metaverse Limited
Registration Statement on Form F-1 (File No. 333-276277) Request for Acceleration of Effectiveness

Dear Mr. Derby:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Global Mofy Metaverse Limited hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 be accelerated to and that the Registration Statement become effective at 5:00 p.m., Eastern Time, on December 28, 2023, or as soon thereafter as practicable.

Very truly yours,

Global Mofy Metaverse Limited

By:	/s/ Haogang Yang
	Name:	Haogang Yang
	Title:	Chief Executive Officer